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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                                  ON BEHALF OF

                                 MAXSERV, INC.
                                       BY
                    SPECIAL COMMITTEE OF BOARD OF DIRECTORS
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                NEIL A. JOHNSON
                             SENIOR VICE PRESIDENT
                                 MAXSERV, INC.
                             8317 CROSS PARK DRIVE
                                AUSTIN, TX 78754
                                 (512) 834-8341
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZEDTO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                              NATHANIEL P. TURNER
                          CHAIRMAN, SPECIAL COMMITTEE
                               15303 DALLAS PKWY
                                SUITE 960 LB-63
                                DALLAS, TX 75248
                                 (972)-702-7521

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

  This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission ("Commission") on February 18, 1997 (the "Schedule 14D-9"), and relates to the tender offer made by Max Acquisition Delaware Inc. (the "Offeror"), a wholly owned subsidiary of Sears Roebuck and Co., a New York corporation ("Sears"), pursuant to a Tender Offer Statement on Schedule 14D-1 dated February 4, 1997, as amended, to purchase all the outstanding common stock, $.01 per value ("Common Stock") of MaxServ, Inc., a Delaware corporation ("Company" or "MaxServ"), net to the seller in cash, for $7.75 per share, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 1997, as amended through March 3, 1997, and the related Letter of Transmittal (which together in their revised form constitute the "Revised Sears Offer"). The purpose of this Amendment No. 1 is to amend Items 2, 4, 6, 7 and 9 of the Schedule 14D-9, as set forth below. All capitalized terms not defined herein are used as defined in the Schedule 14D-9, except that the term "Statement" refers to the Schedule 14D-9, as amended by this Amendment No. 1.

ITEM 2. TENDER OFFER OF THE BIDDER.

  Item 2 is hereby amended to add the following:

  The Revised Sears Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), among the Company, Sears and the Offeror dated as of March 2, 1997. A copy of the Merger Agreement is filed as Exhibit 21 to this Statement and is incorporated herein by reference in its entirety. For a description of the material terms of the Merger Agreement, see Annex A to this Statement. The Merger Agreement provides that following the completion of the Revised Sears Offer, the Offeror will be merged into the Company, with the Company continuing as a wholly owned subsidiary of Sears (the "Merger"). In the Merger, all remaining shares of Common Stock not tendered in the Revised Sears Offer will be converted into the right to receive $7.75 in cash, unless the holders thereof properly exercise their appraisal rights under applicable Delaware law.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4 is hereby amended to add the following:

  AS MORE FULLY DESCRIBED BELOW, THE SPECIAL COMMITTEE HAS UNANIMOUSLY RECOMMENDED THAT MAXSERV SHAREHOLDERS ACCEPT THE REVISED SEARS OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE REVISED SEARS OFFER.

BACKGROUND.

  The Revised Sears Offer

  On February 18, 1997, Mr. Nathaniel P. Turner, Chairman of the Special Committee, called Mr. John T. Pigott, an officer of Sears, and informed Mr. Pigott that the Special Committee was interested in meeting with representatives of Sears to discuss Sears' $7.00 tender offer ("Sears Offer"). Mr. Pigott called Mr. Turner on February 19, 1997 to schedule a meeting between representatives of Sears and the Special Committee to be held on February 26, 1997. Mr. Turner requested that he and Mr. Pigott confer privately prior to the February 26 meeting.

  On February 25, 1997, Mr. Pigott telephoned Mr. Turner and stated that Sears believed there was value to a negotiated transaction and that, as a result, Sears was prepared to increase the Sears Offer in the context of a negotiated transaction. Mr. Pigott informed Mr. Turner, however, that Sears was not prepared to increase the Sears Offer to the Special Committee's desired price range.

  Also on February 25, 1997, a representative of Merrill Lynch & Co. ("Merrill Lynch"), financial advisor to Sears, spoke with a representative of Broadview Associates LLC ("Broadview"), the Special Committee's financial advisor, in an effort to discern whether a compromise as to the $7.00 offer price was achievable. Merrill Lynch did not, however, make any offer to Broadview during this conversation.

  On February 26, 1997, representatives of Sears and Sears' legal advisors met with representatives of the Special Committee and the Special Committee's legal advisor. At this meeting the Special Committee and representatives of Sears discussed the issue of resolving the impasse on price. The parties agreed that the discussions were productive and directed their advisors to identify the issues to be resolved in a negotiated transaction.

  On February 27, 1997, further discussions were held among Mr. Turner and Mr. Pigott and counsel to Sears and the Special Committee in an effort to resolve the issues associated with a negotiated transaction. On March 1, 1997, negotiations continued among the Special Committee, through its counsel, Sears, through its counsel, and counsel for the plaintiffs in the litigation referred to in Item 8 of the Schedule 14D-9 that had arisen out of events leading up to the Sears Offer, concerning the terms of the proposed Merger Agreement. During that same time period, negotiations took place among representatives of Sears and Sunwestern concerning the terms of the proposed Stockholder Tender Agreement. Later on March 1, 1997, the parties agreed in principle on an increased tender price of $7.75 for the Public Shares.

  On March 2, 1997, the Special Committee met telephonically, discussed a draft of this Amendment No. 1 and the Merger Agreement and received the oral opinion of Broadview (which was subsequently confirmed in writing) that the proposed consideration of $7.75 in cash pursuant to the Revised Sears Offer was fair, from a financial point of view, to the MaxServ shareholders other than Sears. Broadview's valuation methodology is summarized below, and the full text of Broadview's opinion, dated March 2, 1997, which sets forth the assumptions made, matters considered and limitations set forth by Broadview, is included as Annex B hereto and should be read in its entirety. Based on the Broadview opinion, a draft of this Amendment No. 1 and the other discussions that the members of the Special Committee have had and the advice they have received since the Special Committee's formation in December 1996, THE MEMBERS OF THE SPECIAL COMMITTEE UNANIMOUSLY DETERMINED THAT THE REVISED SEARS OFFER WAS FAIR AND IN THE BEST INTERESTS OF THE MINORITY SHAREHOLDERS OF MAXSERV AND RECOMMENDED THAT SUCH STOCKHOLDERS ACCEPT THE REVISED SEARS OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED SEARS OFFER.

  On March 2, 1997, the Board of Directors of MaxServ, based upon the unanimous recommendation of the Special Committee and following approval by all the Company's directors other than the designees of Sears, unanimously approved the Merger Agreement. Following such approval by the Board of Directors of MaxServ, Sears, Offeror and the Company executed and delivered the Merger Agreement. Concurrently therewith, Sears, Offeror and two Sunwestern investment funds that own an aggregate of 1,014,800 shares of Common Stock executed and delivered a Stockholder Tender Agreement pursuant to which such funds agreed to tender their shares in the Revised Sears Offer. A copy of this agreement is filed as Exhibit 22 to this Statement and is incorporated herein by reference in its entirety ("Stockholder Tender Agreement").

  On March 3, 1997, the Company and Sears jointly issued a press release announcing the execution of the Merger Agreement, the increase of the offer price to $7.75 per share and the extension of the Revised Sears Offer.

  A copy of the letter to the Company's shareholders and the joint press release relating to the Revised Sears Offer are filed as Exhibits 23 and 24 hereto, respectively, and are incorporated herein by reference.

SUMMARY EXPLANATION OF BROADVIEW'S VALUATION METHODOLOGY.

  The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview in valuing MaxServ and the Public Shares in conjunction with rendering its fairness opinion regarding the Revised Sears Offer. Broadview employed analyses based on: (1) public company comparables, (2) transaction comparables, (3) premiums paid for minority interests, and (4) discounted cash flow to determine the fairness of the Revised Sears Offer.

 Public Company Comparables Analysis

  Total Market Capitalization/Revenue/1/ ("TMC/R"), Price/Earnings ("P/E"), and Total Market Capitalization/Earnings Before Interest and Taxes ("TMC/EBIT") multiples indicate the value public markets place on companies in a particular market segment. Although there are a limited number of public company "pure plays" in the markets in which MaxServ competes, several companies are comparable to MaxServ based on revenue size range, products and services offered, business model, management structure, and market position. Broadview reviewed eleven public company comparables from a financial point of view including each company's: Trailing Twelve Month ("TTM") Revenue; TTM Revenue Growth; TTM EBIT Margin; TTM Net Margin; Equity Market Capitalization; TTM P/E ratio; Price/Projected Calendar 1997 EPS ratio ("Forward P/E"); TTM TMC/EBIT; and TTM TMC/R ratio. The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded information technology ("IT") companies maintained by Broadview and broken down by industry segment. In order of descending TMC/R, the public company comparables consist of:

   (1) TeleTech Holdings, Inc.;
   (2) Sykes Enterprises, Inc.;
   (3) Precision Response Corp.;
   (4) Access Health Marketing, Inc.;
   (5) APAC Teleservices, Inc.;
   (6) Metro One Telecommunications, Inc.;
   (7) SITEL Corp.;
   (8) West Teleservices Corp.;
   (9) Telespectrum Worldwide, Inc.;
  (10) RMH Teleservices, Inc.; and
  (11) ATC Communications Group, Inc.

  These comparables have a TTM P/E ratio range of 21.3x to 101.8x with a median of 46.5x; Forward P/E ratio range of 16.7x to 53.1x with a median of 29.8x; TTM TMC/EBIT ratio range of 12.4x to 69.6x with a median of 36.4x; and TTM TMC/R ratio range of 1.31x to 7.67x with a median of 4.44x.

  The TMC/R valuation analysis places a per share value of $20.73 on MaxServ. The TTM P/E valuation analysis places a per share value of $11.72 on MaxServ. The TTM TMC/EBIT valuation analysis places a per share value of $13.70 on MaxServ. For the Forward P/E analysis, Broadview applied the Forward P/E of the
--------
/1/Broadview employed a TMC/R ratio in this analysis because it enables two critical balance sheet items, cash and debt, to be factored directly into the valuation. The formula for a TMC/R ratio is as follows:
    ((market value of equity) + (short term debt + long term debt) -
    (cash and equivalents))/revenues.
    To determine value using this approach, the first step is to calculate the appropriate TMC/R ratio. Next, the revenues of the company are multiplied by the appropriate TMC/R ratio determined in step 1. This provides a total "entity" value which represents the company's value based on its operating performance, i.e., excluding the effects of capitalization. The final step is to subtract all short term and long term debt from the total entity value and then add back cash and equivalents. The result is one measure of the fair market value of a company's equity.

comparables to two estimates of MaxServ's projected earnings. The first is based on EPS estimates made by Southcoast Capital Corporation ("Southcoast") in its equity research report dated July 29, 1996, and the second is based on MaxServ management's forecasts. Management's forecasts reflect depressed earnings expectations due to what MaxServ management perceives to be a temporary delay in new business from Sears. The Forward P/E analysis based on Southcoast's estimates and on management's forecasts place per share values of $8.95 and $6.04 on MaxServ, respectively.

 Transaction Comparables Analysis

  Valuation statistics from transaction comparables indicate the Price/Revenue ("P/R") multiples acquirers have paid to purchase majority ownership of comparable companies in a particular market segment. Broadview reviewed acquisitions of teleservice companies with less than $150 million in revenue occurring since 1995. Transactions were selected from Broadview's proprietary database of published and confidential merger and acquisition transactions in the IT industry. In order of descending P/R multiples, the public seller transactions used are the acquisition of:

  (1) Mitre Plc by SITEL Corporation;
  (2) Market USA by HA-LO Industries Inc.;
  (3) A confidential transaction where Broadview represented one of the parties;
  (4) Levita Group Pty Ltd. by SITEL Corporation;
  (5) ITI Marketing Services by Golder, Thoma, Cressy, Rauner and Management;
  (6) A confidential transaction where Broadview represented one of the parties; and
  (7) Teleaction SA by SITEL Corporation.

  These transaction comparables have a P/R multiple range of 1.16x to 3.07x with a median of 1.89x. The per share valuation implied by the median P/R multiple is $8.99.

 Premiums Paid for Minority Interests Analysis

  Premiums paid in comparable public seller transactions indicate the amount of consideration acquirers which already own control of a company are willing to pay above the seller's stock price to acquire the remaining minority interest. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's stock price immediately prior to announcement, while the seller's stock price is measured at both one day before announcement and thirty days before announcement. Broadview reviewed 26 merger and acquisition transaction comparables from January 1, 1992 to the present in which the buyer had owned greater than 50% of the seller prior to the transaction. In reverse chronological order, the transactions used were the acquisition of:

   (1) Central Tractor Farm & Country, Inc. by JW Childs Equity Partners LP;
   (2) WCI Steel Inc. by Renco Group, Inc.;
   (3) Roto-Rooter, Inc. by Chemed Corp.;
   (4) SyStemix Inc. by Sandoz Ltd.;
   (5) Great American Management & Investment, Inc. by Equity Holdings Ltd.;
   (6) SCOR US Corp. by Societe Commerciale de Reassurance;
   (7) Syms Corp. by an investor group;
   (8) REN Corp-USA by COBE Laboratories, Inc.;
   (9) Club Med, Inc. by Club Mediterranee SA;
  (10) Ropak Corp. by LinPac Mouldings Ltd.;
  (11) IG Laboratories, Inc. by Genzyme Corp.;
  (12) Rust International, Inc. by WMX Technologies, Inc.;
  (13) Fleet Mortgage Group, Inc. by Fleet Financial Group, Inc.;
  (14) Pacific Telecom, Inc. by PacifiCorp;
  (15) Castle & Cooke Homes, Inc. by Dole Food Co. Inc.;
  (16) Ogden Projects, Inc. by Ogden Corp.;

  (17) General Cable Corp. by Wassall PLC;
  (18) Diamond Shamrock Offshore Partners LP by Burlington Resources, Inc.;
  (19) Scripps Howard Broadcasting Co. by EW Scripps Co.;
  (20) Holnam, Inc. by Holderbank Financiere Glarus AG;
  (21) Medical Marketing Group, Inc. by Medco Containment Services, Inc.;
  (22) West Point-Pepperell, Inc. by Valley Fashions Corp.;
  (23) Forum Group, Inc. by an investor group;
  (24) Brand Cos. Inc. by Rust International, Inc.;
  (25) Katy Industries, Inc. by Katy Holdings; and
  (26) Unocal Exploration Corp. by Unocal Corp.

  Based upon analysis of the premiums paid in comparable transactions, Broadview found that the ratios of prices paid to sellers' stock prices one day before announcement ranged from a discount of 25.9% to a premium of 33.3% with a median premium of 13.2%. The ratios of prices paid to sellers' stock prices thirty days before announcement ranged from a discount of 16.7% to a premium of 90.5% with a median premium of 20.0%. Broadview also examined the ratios of prices paid in transactions which were announced since January 1, 1996 as a separate group. For this group, the ratios of prices paid to sellers' stock prices thirty days before announcement ranged from premiums of 10.8% to 90.5% with a median premium of 22.6%.

  The premiums paid analysis based on the median premiums paid on sellers' prices one day and thirty days before announcement for all 26 transactions place per share values of $5.52 and $6.15 on MaxServ, respectively. The premiums paid analysis based on the median premium paid on sellers' prices thirty days before announcement for the group of transactions announced since January 1, 1996 places a per share value of $6.28 on MaxServ.

 Discounted Cash Flow Analysis

  Broadview valued MaxServ based upon free cash flow estimates over a period from January 1, 1997 through May 31, 2002. The forecasts of MaxServ's financial performance were constructed by Broadview based on its discussions with MaxServ management concerning their expectations about the Company's future financial performance and using their assumptions and projections. The Company's terminal value was calculated as a perpetuity of free cash flow in the terminal year grown at rates of 6.0%, 7.0% and 8.0%. A discount rate of 20.0% was applied based on Broadview's careful weighting of all factors having a positive and negative effect on the risk of MaxServ's future cash flows. Using the aforementioned terminal growth rates and discount rate, and adjusting for cash and debt as of November 30, 1996, the discounted cash flow analysis places per share values of $8.91, $9.45, and $10.08 on MaxServ.

 Summary of Valuation Analyses

  Taken together, the information and analyses employed by Broadview lead to Broadview's overall opinion that the Revised Sears Offer of $7.75 is fair to MaxServ shareholders other than Sears from a financial point of view. See Annex B for the full text of Broadview's opinion dated March 2, 1997.

REASONS FOR THE RECOMMENDATION.

  In addition to the factors set forth elsewhere in this Statement and considered by the Special Committee in reaching the conclusions with respect to the Revised Sears Offer described above, the Special Committee considered a number of factors, including, but not limited to, the following:

    (1) the recognition that a sale of control of MaxServ to Sears occurred in late 1994 when the Board of Directors of MaxServ approved Sears' acquisition of more than 50% of the Company's voting stock and that as a consequence Sears has no obligation to offer its majority stock position in MaxServ for sale in order to maximize value for the holders of the Public Shares;

    (2) Sears' publicly announced position that it has no intention of offering its majority stock interest in MaxServ for sale to a third party;

    (3) Sears' publicly announced unwillingness to develop new proprietary customer communications programs, such as MaxServNet, within an entity that it does not wholly own;

    (4) the belief that the Special Committee has negotiated the highest price that Sears is willing to pay for the Public Shares;

    (5) the Special Committee's belief that the Revised Sears Offer, under all the relevant circumstances, reflects the fair value of the Public Shares based on the Special Committee's familiarity with the business, financial condition, results of operations, current business strategy, projects under development and future prospects of the Company;

    (6) confirmation by the Company's management that the proposed consideration of $7.75 in cash per share of Common Stock payable in the Revised Sears Offer is, in management's opinion, fair to the holders of the Public Shares; and

    (7) the presentation by Broadview, financial advisor to the Special Committee, concerning the financial aspects of the Revised Sears Offer, the Company and the home service industry, and its oral opinion (which was subsequently confirmed in writing and is attached hereto as Annex B) that, from a financial point of view and as of the date of such opinion, the proposed consideration of $7.75 in cash pursuant to the Revised Sears Offer is fair to the MaxServ shareholders other than Sears.

  The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Revised Sears Offer, the Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee may have given different weight to different factors. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  Item 6 is hereby amended to add the following:

  (b) Intent to Tender.

  The Sunwestern investment funds over which Mr. Patrick A. Rivelli, a member of the Special Committee, exercises dispositive power have agreed to tender into the Revised Sears Offer the 1,014,800 shares of Common Stock owned by them pursuant to the terms of the Stockholder Tender Agreement.

  To the best of the Special Committee's knowledge and subject to applicable tax or securities laws and other personal considerations, all of the Company's executive officers and its other directors currently intend to tender to the Offeror pursuant to the Revised Sears Offer any outstanding shares of Common Stock that are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Item 7 is hereby amended to add the following:

  Except as otherwise disclosed in this Statement with respect to the Revised Sears Offer and the Merger Agreement, no negotiations are presently being undertaken or are underway by the Company, and no transactions, agreements or negotiations have been entered into or effected, in response to the Revised Sears Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
       NO.                            DESCRIPTION
     -------                          -----------
        21   --Agreement and Plan of Merger by and among MaxServ,
              Offeror, and Sears dated as of March 2, 1997.
        22   --Stockholder Tender Agreement by and among Offeror, Sears, and certain Sunwestern investment funds dated as of March
              2, 1997.
        23   --Press Release dated March 3, 1997.
       *24   --Letter to Shareholders dated March 3, 1997 regarding
              Special Committee's recommendation.
       *25   --Opinion dated March 2, 1997 of Broadview Associates LLC
              (included as Annex B to Amendment No. 1 to Schedule 14D-9).

--------
  *Included in copy mailed to shareholders.

                                   SIGNATURE

  After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                          MaxServ, Inc.
                                          By The Special Committee of the
                                           Board of Directors

                                               /s/ Nathaniel P. Turner
                                          By: _________________________________
                                          Name:Nathaniel P. Turner
                                          Title:Director and Chairman of
                                               the Special Committee

                                               /s/ Patrick A. Rivelli
                                          By: _________________________________
                                          Name:Patrick A. Rivelli
                                          Title:Director and Member of
                                               the Special Committee

                                               /s/ Stephen J. Keane
                                          By: _________________________________
                                          Name:Stephen J. Keane
                                          Title:Director and Member of
                                               the Special Committee

                                          Dated: March 3, 1997

                                    ANNEX A
                        DESCRIPTION OF MERGER AGREEMENT

THE OFFER

   The Merger Agreement provides that, as promptly as practicable following the execution thereof, Sears and Offeror will amend the Sears Offer to provide
(a) for a purchase price per Public Share of $7.75, (b) for the period the Sears Offer is to remain open to be extended to provide for an initial expiration of the Revised Sears Offer no later than 12:00 Midnight on Friday, March 14, 1997 and (c) for the consummation of the Revised Sears Offer to be subject only to the conditions set forth in Annex A to the Merger Agreement ("Offer Conditions"). The Merger Agreement further provides that without the prior written consent of the Company, neither Sears nor Offeror shall (i) reduce the number of Public Shares subject to the Revised Sears Offer, (ii) reduce the price per Public Share to be paid pursuant to the Revised Sears Offer, (iii) extend the Revised Sears Offer if all of the Offer Conditions (as defined in the Merger Agreement) have been satisfied or waived, (iv) change the form of consideration payable in the Revised Sears Offer, (v) amend, modify, or add to the Offer Conditions (provided that Sears or Offeror in its sole discretion may waive any such conditions) or (vi) amend any other term of the Revised Sears Offer in a manner adverse to the holders of the Public Shares. Notwithstanding the foregoing, Sears and Offeror may, without the consent of the Company, (A) extend the Revised Sears Offer, if at the scheduled expiration date of the Revised Sears Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Revised Sears Offer for any period required by any statute, rule, regulation, interpretation or position of the Commission or any other governmental authority or agency (domestic, foreign or supranational) applicable to the Revised Sears Offer, and (C) extend the Revised Sears Offer for any reason on one or more occasions for an aggregate of not more than fifteen business days beyond the latest expiration date that would otherwise be permitted under clauses (A) and (B) of this sentence in order to obtain at least 90% of the outstanding Public Shares. Sears will make available to the Purchaser sufficient funds sufficiently in advance to consummate the Revised Sears Offer in accordance with the provisions of the Merger Agreement.

THE MERGER

  The Merger Agreement provides that, following the consummation of the Sears Revised Offer, Offeror shall be merged with and into the Company and the separate corporate existence of Offeror shall thereupon cease. The Company shall be the surviving corporation in the Merger ("Surviving Corporation") and shall, following the Merger, continue as a wholly owned subsidiary of Sears, governed by the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, of a public as well as of a private nature, continuing unaffected by the Merger. At the time the Merger is effective (the "Effective Time"), each Public Share issued and outstanding immediately prior to the Effective Time (other than shares held in the Company's treasury or owned by Sears or Offeror or Public Shares which are held by stockholders exercising appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware ("DGCL")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the greater of $7.75 net or the amount which may be paid pursuant to the Revised Sears Offer as it may be amended ("Merger Consideration").

  The Merger Agreement provides that the Certificate of Incorporation of the Company will be amended at the Effective Time to read as set forth in Annex B to the Merger Agreement, and the By-Laws of Offeror at the Effective Time will be the By-Laws of the Surviving Corporation, subject to the obligation of Offeror and Sears to continue in force and effect certain obligations of the Company to indemnify its officers and directors. The Merger Agreement also provides that the directors of Offeror immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

COMPANY STOCK OPTIONS AND WARRANTS

  The Merger Agreement provides that prior to consummation of the Revised Sears Offer, the Company may, and it is a condition to Offeror's obligation to purchase shares pursuant to the Revised Sears Offer that the

Company shall, enter into agreements in respect of outstanding options to purchase Common Stock ("Options") issued under the Company's 1988 Stock Option Plan and the Company's 1994 Stock Option Plan (collectively, the "Stock Option Plans") and any other options issued by the Company, providing for either (i) the payment upon surrender of the Option upon consummation of the Revised Sears Offer or at the Effective Time of an amount of cash per share subject to each such Option equal to the difference between the Merger Consideration and the exercise price of such Option, less an amount equal to all taxes required to be withheld from such payment or (ii) with the consent of Sears, exchange of such Options into certain options to acquire shares of Sears's common stock. The Company may, if (and only if) an Option holder enters into an agreement described in the preceding sentence, accelerate the vesting of any outstanding Options. The Merger Agreement further provides that the Company shall immediately provide the notice required by Section 4.1(d) of the Warrant No. 1 to purchase 50,000 shares issued to Needham & Co., Inc. dated August 30, 1994 ("Warrants").

RECOMMENDATION

  The Company represents and warrants in the Merger Agreement that the Special Committee has, among other things, determined that the terms of the Revised Sears Offer and the Merger are fair to, and in the best interests of, the minority stockholders of the Company and has recommended without qualification that the minority stockholders of the Company accept the Revised Sears Offer and tender their Public Shares thereunder to Offeror. In addition, the Company has represented and warranted that the Company's Board of Directors has approved (i) the Merger Agreement and the transactions contemplated thereby, including the Revised Sears Offer and the Merger and (ii) the taking of all other action necessary to render any state takeover statutes inapplicable to the Revised Sears Offer, the Merger and the Stockholder Tender Agreement.

INTERIM AGREEMENTS OF SEARS, OFFEROR AND THE COMPANY

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its business and operations only in the ordinary and usual course of business consistent with past practice. The Merger Agreement provides that the Company will use its reasonable best efforts to preserve intact the business organization of the Company, to keep available the services of its operating personnel and to preserve the goodwill of suppliers and others having business relationships with it. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, the Company will not, without the prior written consent of Sears: (i) amend its Certificate of Incorporation or By-Laws; (ii)(a) create, incur or assume any indebtedness for money borrowed, including obligations in respect of capital leases, except in the ordinary course of business consistent with past practice or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; provided, however, that the Company may endorse negotiable instruments in the ordinary course of business consistent with past practice; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Common Stock of the Company; (iv) issue, sell, grant, purchase or redeem, or issue, whether by dividend or otherwise, or sell any securities convertible into or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe to or otherwise purchase, or subdivide or in any way reclassify, any shares of capital stock or other securities of the Company, except for the exercise of the Options and Warrants outstanding on the date of the Merger Agreement;
(v)(a) increase the aggregate amount of compensation payable or to become payable by the Company to its directors, officers or employees whether by salary or bonus or (b) increase the rate or term of, or otherwise alter, any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees;
(vi) enter into any agreement, commitment or transaction, except agreements, commitments or transactions in the ordinary course of business consistent with past practice or settlements with the Internal Revenue Service or other similar authority as permitted by Section 7.02(b) of the Merger Agreement; (vii) sell, transfer, mortgage, pledge or grant any security interest, lien or other encumbrance on any asset other than in the ordinary course of business consistent with past practice; (viii) waive any right under any contract or other agreement identified in the Company's Disclosure
Schedule (as defined in the Merger Agreement); (ix) other than as and when required by any change in generally accepted accounting principles, make any material change in its accounting or tax methods or practices or make any material change in depreciation or amortization policies or rates adopted by it for accounting or tax purposes or, other than normal writedowns or writeoffs consistent with past practices, make any writedowns of inventory or writeoffs of notes or accounts receivable; (x) make any loan or advance to any of its stockholders, officers, directors, employees (other than advances to field sales personnel, vacation advances, relocation advances and travel advances in each case made in the ordinary course of business in a manner consistent with past practice), or make any other loan or advance to any other person or group otherwise than in the ordinary course of business consistent with past practice; (xi) terminate or fail to renew, where such renewal is at the Company's option, any contract or other agreement other than in the ordinary course of business, the termination or failure of which to renew would have a Material Adverse Effect (as defined below); (xii) enter into any collective bargaining agreement or employment agreement; (xiii) make any addition to or modification of the Company's existing employee benefits plans or adopt any new employee benefit plan; (xiv) take, agree to take or do, or with respect to anything within the Company's control, knowingly permit to be done or to be taken any action in the conduct of its business which (a) would cause any of the representations of the Company to be or become untrue in any material respect, and (b) would reasonably be expected to have a Material Adverse Effect; (xv) fail to comply with all applicable filing, payment, withholding, collection and record retention obligations under all applicable federal, state, local and foreign tax laws; or (xvi) agree to do any of the foregoing.

  When used in the Merger Agreement, the term "Material Adverse Effect" means a material adverse effect on the business, assets, financial condition or results of operations of the Company or on the ability of the Company, Sears or Offeror to consummate the transactions contemplated by the Merger Agreement, or any event or events which, individually or in the aggregate, constitute or, with the passage of time, would constitute a "Material Adverse Effect."

OTHER AGREEMENTS OF SEARS, OFFEROR AND THE COMPANY

  Under the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, investment bankers, attorneys and other representatives and agents must immediately cease any existing discussions or negotiations, if any, with any parties (other than Offeror and Sears) conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company. The Company, on behalf of itself and its present affiliates and their respective officers, directors, employees, representatives or agents, has also agreed that none of them shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Sears and Offeror, any affiliate or associate of Sears and Offeror or any designees of Sears and Offeror) concerning any Acquisition Proposal (as defined in the Merger Agreement) or take any other action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal. The Company has agreed to use its best efforts to ensure that the officers, directors, and employees of the Company and any other advisor or representative retained by the Company are aware of the restrictions set forth in the preceding sentence.

  Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company will, during ordinary business hours and upon reasonable advance notice, (i) give Sears and Sears' authorized representatives all access that Sears shall reasonably request to all books, records (including, without limitation, the workpapers of the Company's outside accountants), contracts, commitments, offices, and other facilities and properties of the Company and its personnel, representatives, accountants and agents, provided, however, that all such access shall take place after appropriate prior consultation with the officers of the Company, (ii) will permit Sears to make such inspections as Sears may reasonably request and
(iii) will cause the Company's officers and advisors to furnish Sears with such financial and operating data and other information with respect to the business, properties, assets, liabilities, and personnel of the Company as Sears may from time to time reasonably request, provided, however, that any such investigation shall be conducted in such a manner as not to interfere unnecessarily with the business of the Company.

  The Merger Agreement provides that promptly upon the purchase by Offeror of the Public Shares pursuant to the Revised Sears Offer, and from time to time thereafter, Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of directors pursuant to this paragraph) and (ii) the percentage, expressed as a decimal, that the aggregate number of shares of Common Stock beneficially owned by Offeror or any affiliate of Offeror following such purchase bears to the total number of shares of Common Stock then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Offeror's designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors, or both. The Company shall cause persons designated by Offeror to constitute the same percentage as persons designated by Offeror shall constitute of the Company's Board of Directors to be appointed to each committee of the Company's Board of Directors, to the extent permitted by applicable law. Nothwithstanding the foregoing, until the Effective Time, the Company shall use its best efforts to ensure that all members of its board of directors and each committee thereof as of the date of the Merger Agreement who are not employees of the Company shall remain members of its board of directors and of such committees.

  Pursuant to the Merger Agreement, in the event that the Offeror owns less than 90% of the outstanding shares of Common Stock following expiration of the Revised Sears Offer, the Company shall take all action to the extent necessary to consummate the Merger in accordance with applicable law, including causing a meeting of its stockholders to be duly called and held as soon as practicable for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

  The Merger Agreement provides that, at Sears's request, the Company will promptly prepare and file with the Commission under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time and obtain the necessary approvals by its stockholders of the Merger Agreement. Notwithstanding the foregoing, in the event that Offeror acquires at least 90% of the outstanding shares of Common Stock and Offeror so requests, Sears, Offeror and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with
Section 253 of the DGCL.

  Sears has agreed that all rights to indemnification now existing in favor of present and former directors or officers of the Company ("Indemnified Parties") as provided in the Company's Certificate of Incorporation and By-Laws, or rights of indemnification equivalent thereto, and limitations of liability in the Company's Certificate of Incorporation, or rights and limitations equivalent thereto, shall survive the Merger and shall continue in full force and effect for a period of at least six years. Sears has agreed to cause to remain in full force and effect and cause the Surviving Corporation to fully perform all indemnity agreements with Indemnified Parties in effect on the date of the Merger Agreement. For a period of at least six years after the Effective Time, Sears and the Surviving Corporation will, jointly and severally, indemnify and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Party and advance expenses in connection with such indemnification. In addition, Sears has agreed that for six years after the Effective Time, Sears will cause the Surviving Corporation to use reasonable efforts to maintain the officers' and directors' liability insurance covering the Indemnified Parties who are presently covered by the Company's officers' and directors' liability insurance, with respect to acts or omissions occurring prior to the Effective Time, on terms no less favorable than those in effect on the date of the Merger Agreement or at the Effective Time, or at Sears' option, such less favorable terms as Sears may provide for its own directors and officers.

  The Merger Agreement provides that the Company, Offeror and Sears will each use their reasonable efforts to consummate the transactions contemplated by the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various customary representations and warranties of the parties thereto, including without limitation, representations by the Company as to corporate existence and good standing, subsidiaries, capital structure, corporate authorization, consents and approvals, taxes, brokers and finders, known undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation and environmental liabilities.

CONDITIONS TO THE MERGER

  The obligations of each of Sears, Offeror and the Company to effect the Merger are subject to the satisfaction of certain conditions, which have not been waived at or prior to the Closing of the Merger, including (i) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent, if any is required, of the stockholders of the Company required by the Company's Certificate of Incorporation and By-Laws and the DGCL; (ii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time, provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered and (iii) no statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits the consummation of the Revised Sears Offer or the Merger or has the effect of making the purchase of the Public Shares illegal. The obligation of Offeror and Sears to effect the Merger is further subject to satisfaction of the conditions, unless waived by Sears, that (i) Offeror shall have accepted for payment Public Shares tendered pursuant to the Revised Sears Offer, provided that this condition will be deemed satisfied with respect to Offeror and Sears if Offeror shall have failed to purchase Public Shares pursuant to the Revised Sears Offer in violation of the terms of the Revised Sears Offer or otherwise, (ii) the Company shall have performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by it at or prior to the Effective Time, provided that this clause (ii) shall not apply after Offeror has designated a majority of directors to serve on the Company's Board of Directors as provided in the Merger Agreement or Offeror's and Sears' designees otherwise constitute a majority of such board and (iii) there shall have been no change in the Special Committee's recommendation that the stockholders of the Company accept the Revised Sears Offer. The obligation of the Company to effect the Merger is further subject, unless waived by the Company, to Sears and Offeror having performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by each of them at or prior to the Effective Time.

TERMINATION

  The Merger Agreement may be terminated and the Revised Sears Offer (if Offeror has not accepted Public Shares for payment) and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of Sears, Offeror and the Company; (ii) by Sears and Offeror or by the Company if the Closing of the Merger shall not have occurred on or prior to December 31, 1997; (iii) by Sears and Offeror or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment of and payment for the Public Shares and such order, decree, ruling or other action shall have become nonappealable; (iv) by Sears and Offeror if, due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Offeror shall have terminated the Revised Sears Offer or allowed the Revised Sears Offer to expire without the purchase of any Public Shares thereunder; (v) by the Company if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company which would entitle Sears or Offeror to terminate the Merger Agreement pursuant to clause (vi) of this paragraph and, due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Offeror shall have terminated the Revised Sears Offer or allowed the Revised Sears Offer to expire without the purchase of any shares thereunder; (vi) by Sears and Offeror prior to the purchase of Public Shares pursuant to the Revised Sears Offer if (a) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect, (b) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect or
(c) the Special Committee shall have withdrawn or modified (including by amendment of this Statement) in a manner adverse to Offeror its approval or recommendation of the Revised Sears Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing, or (vii) by the Company if (a) there shall have been a breach of any representation or warranty on the part of Sears or Offeror which materially adversely affects the consummation of the Offer or the Merger and which representation or warranty remains incorrect at the date of termination under clause (a) or (b) there shall have been a material breach of any covenant or agreement on the part of Sears or Offeror and which materially adversely affects the consummation of the Offer or the Merger. In the event that a third party makes a fully financed all cash tender offer for the Public Shares at a price in excess of the Revised Sears Offer, the obligation of the Special Committee and the Company's Board of Directors to continue to recommend the Revised Sears Offer shall be relieved to the extent necessary, in the opinion of legal counsel, to permit the Special Committee and the Company's Board of Directors to satisfy their obligations under Rule 14e-2 promulgated by the Commission under the Securities Exchange Act of 1934, as amended.

TERMINATION FEE AND EXPENSES

  In the event that (i) Sears and Offeror terminate the Merger Agreement pursuant to clause (vi)(a) or (vi)(b) of the preceding paragraph, or (ii) the Merger Agreement is terminated in the manner described in clause (vi)(c) of the preceding paragraph, the Company shall reimburse Sears, Offeror and their affiliates (not later than five business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses actually and reasonably incurred by any of them or on their behalf in connection with the Revised Sears Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, reasonable attorneys' fees, reasonable fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants and filing fees and printing costs).

  Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement and abandonment of the Revised Sears Offer and the Merger, the Merger Agreement will become void and have no effect, without any liability on the part of any party to the Merger Agreement or its affiliates, directors, officers or stockholders, provided that a party will not be relieved from liability for any damages arising out of any willful or intentional breach of the Merger Agreement or from their obligations with respect to brokers and finders, and expenses of the parties.

COSTS AND EXPENSES

  Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

AMENDMENTS AND MODIFICATIONS

  Subject to applicable law, at any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented by a written agreement of Sears, Offeror and the Company executed by duly authorized officers of the respective parties except that after the meeting of the stockholders of the Company to approve the Merger, the price per Public Share to be paid pursuant to the Merger Agreement to the holders of the Public Shares may not be decreased and the form of consideration to be received by the holders of the Public Shares in the Merger may not be altered, and no other amendment which would adversely affect the holders of Public Shares may be made, without the approval of the applicable holders.

                                    ANNEX B

LOGO

                                                                  March 2, 1997

                                                                   CONFIDENTIAL

Special Committee of the Board of Directors
MaxServ, Inc.
8317 Cross Park Dr.
Austin, TX 78754

Dear Members of the Special Committee:

  We understand that Sears, Roebuck and Co. ("Parent"), Max Acquisition Delaware Inc. ("Purchaser"), a wholly owned subsidiary of Parent, and MaxServ, Inc. ("MaxServ" or the "Company") have entered into an agreement pursuant to which Purchaser will acquire all of the outstanding shares of common stock of MaxServ not owned by Parent (the "Minority Shares") for $7.75 per share (the "Increased Offer Price") payable in cash (the "Transaction"). The Minority Shares will be acquired through a tender offer commenced by Purchaser on February 4, 1997 and to be amended pursuant to the Agreement (as defined below) (the "Offer") and the subsequent merger of Purchaser with and into the Company. The terms and conditions of the Transaction are more fully described in the Agreement and Offer to Purchase (as defined below).

  You have requested our opinion as to whether the Increased Offer Price is fair, from a financial point of view, to MaxServ shareholders other than Parent.

  Broadview Associates LLC focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to the Special Committee of the Board of Directors of MaxServ (the "Special Committee") and will receive a fee from MaxServ for our services. Such fee is in large part dependent upon consummation of a transaction such as the Transaction.

  In rendering our opinion, we have, among other things:

 (1.) reviewed the terms and conditions of (i) the Offer to Purchase relating to the Offer and a draft Supplement thereto dated March 2, 1997 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the supplement to be distributed to security holders) (giving effect to such Supplement, the "Offer to Purchase") and (ii) the Agreement and Plan of Merger dated March 2, 1997 and associated annexes thereto (the "Agreement");

 (2.) reviewed the financial statements of MaxServ for its fiscal years ended
      December 31, 1994, 1995, and 1996 audited and reported on by Price Waterhouse LLP and the unaudited financial statements of MaxServ for the three month periods ended August 31, 1996 and November 30, 1996 included within MaxServ's Forms 10-Q for such periods;

 (3.) reviewed internal historical financial and operating data concerning
      MaxServ prepared and provided to us by MaxServ management;

                                      LOGO

 (4.) discussed with MaxServ management their expectations about the Company's future financial performance and, using their assumptions and projections, constructed forecasts of financial performance based on such assumptions;

 (5.) considered the fact that Parent owns 64.2% of the outstanding MaxServ common stock, and accounts for approximately 90% of MaxServ's total current revenue;

 (6.) participated in discussions with MaxServ management concerning the operations, business strategy, financial performance and prospects for MaxServ including specific discussions regarding the Company's ongoing development of MaxServNet, a comprehensive service-cycle management technology;

 (7.) reviewed the reported closing prices and trading activity for MaxServ common stock;

 (8.) compared certain aspects of the financial performance of MaxServ with public companies we deemed comparable;

 (9.) considered current public market valuations of companies we deemed comparable to MaxServ;

(10.) analyzed available information, both public and private, concerning other transactions we believe to be comparable in whole or in part to the Transaction;

(11.) discussed potential acquisition of all or part of the Company by third parties with the Special Committee, the full MaxServ Board of Directors, Parent and interested third parties;

(12.) discussed with Parent management its view of the strategic rationale for the acquisition of the Minority Shares;

(13.) participated in negotiations and discussions prior to commencement of the Offer among MaxServ, the Special Committee and Parent and their financial and legal advisors for a possible negotiated transaction regarding the acquisition by Parent of the Minority Shares;

(14.) participated in negotiations and discussions since commencement of the Offer among MaxServ, the Special Committee and Parent and their financial and legal advisors regarding several possible alternatives to the Offer, all of which were rejected by Parent; and

(15.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by MaxServ, Purchaser or Parent. With respect to the assumptions of future financial performance which we discussed with MaxServ management, we have assumed that they reflected the best available estimates and good faith judgments of the management of MaxServ as to the future performance of MaxServ. We have neither made nor obtained an independent appraisal or valuation of any of MaxServ's assets.

  Based upon and subject to the foregoing, we are of the opinion that the Increased Offer Price is fair, from a financial point of view, to MaxServ shareholders other than Parent.

  This opinion speaks only as of the date hereof and may be relied upon only by the Special Committee and no other person. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender shares of common stock pursuant to the Offer. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld.

                                        Sincerely,
                                        LOGO
                                        Broadview Associates LLC

                               INDEX TO EXHIBITS

     EXHIBIT NO.                           DESCRIPTION
     -----------                           -----------
          21     Agreement and Plan of Merger by and among MaxServ, Offeror, and Sears dated as of March 2, 1997
          22     Stockholder Tender Agreement by and among Offeror, Sears and certain Sunwestern investment funds dated as of March 2, 1997
          23     Press Release dated March 3, 1997
         *24     Letter to Shareholders dated March 3, 1997 regarding Special
                  Committee's recommendation
         *25     Opinion dated March 2, 1997 of Broadview Associates LLC
                  (included as Annex B to Amendment No. 1 to Schedule 14D-9)

--------
*Included in copy mailed to shareholders.